PropTech Acquisition Corporation

3485 N. Pines Way, Suite 110

Wilson, WY 83014

October 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	PropTech Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted September 11, 2019
CIK No. 0001784535

Dear Mr. Jones:

PropTech Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated October 8, 2019 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form S-1 submitted September 11, 2019

Corporate Information, page 6

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Risk Factors, page 129

2.	We note your disclosures beginning on page 126 regarding tax consequences that are uncertain, unclear or where there is absence of authority. Please add a risk factor to address the tax uncertainties investors will encounter by an investment in this offering.

In response to the Staff’s comment, we have added the requested risk factor to the Registration Statement (page 129).

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

If we seek stockholder approval..., page 27

3.	We note your disclosure regarding the number of public shares needed to vote in favor of an initial business combination if submitted to a vote and all outstanding shares are voted. Please revise to disclose the number of shares needed to vote in favor of the transaction if only the minimum number of shares required for a quorum vote, assuming all founder shares are voted.

In response to the Staff’s comment, we have added the requested disclosure to the Registration Statement (page 27).

You will not have any rights or interests..., page 30

4.	We note your disclosure that shareholders will be entitled to funds in the trust account only on the earlier to occur of the listed events. If shareholders who have the rights to funds in connection with an amendment to your articles would then not have rights to the funds in connection with a subsequent business combination, please revise to clarify throughout.

In response to the Staff’s comment, we have added the requested disclosure to the Registration Statement (page 30).

If third parties bring claims against us..., page 33

5.	If the transfer agent and warrant agent mentioned on page 120 are not going to execute the waiver agreement that you mention in this risk factor, please clarify your disclosure accordingly.

In response to the Staff’s comment, we supplementally inform the Staff that the transfer agent and warrant agent will execute the waiver agreement.

We are not registering the shares..., page 37

6.	If the holders of warrants issued privately can exercise warrants while the holders of warrants issued in this offering cannot, please revise this risk factor to describe the risk to investors in this offering.

In response to the Staff’s comment, we have added the requested disclosure to the Registration Statement (page 38).

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

The provisions of our amended and restated certificate of incorporation..., page 47

7.	Please address the risks if the referenced amendments are deemed to involve the issuance of a new security and you were not able to register the issuance of the new securities or rely upon an exemption from registration.

We respectfully advise the Staff that we believe that the referenced amendments to our charter will not affect the nature of the security itself, and that, as advised by counsel, it is relatively common for SPACs to seek such amendments without triggering the issuance of a new security and the need to register or seek an exemption from registration. For example, in other relatively recent business combinations, companies have updated the board composition, percentage votes needed to amend bylaws, names, designation of an exclusive forum for the settlement of disputes and amendments to lockup or escrow provisions relating to founder shares, none of which constituted a fundamental modification. While we are aware that in the past when warrants have been amended, a new registration statement has been filed to cover such amended warrants, that situation is distinguished from the current one by the fact that such amendments were made to the security itself, and not to the governing document of the entity issuing the security.

Our amended and restated certificate of incorporation will require..., page 53

8.	Please expand your risk factor regarding your exclusive forum provision to address increased costs that stockholders may face to bring a claim. Also, where you refer to stockholders not being "deemed" to have waived your compliance with federal securities laws and the rules and regulations thereunder, like here and on page 122, please revise to clarify that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, we have added to and revised the requested disclosure in the Registration Statement (page 54).

Management, page 99

9.	Please revise to clarify who are the "four highly accomplished and engaged independent directors" referenced on page 3. Your current disclosure lists no independent directors.

In response to the Staff’s comment, we have removed the number of directors and added new director nominees to the “Management” section (pages 99-107).

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 108

10.	It appears from your disclosure that, in the case of clause (f) in this section, the transferee will not be bound by the restrictions and agreements. Please tell us how you will distinguish between the public shares and the placement shares after such transfers and whether the transferees will have rights to the funds in the trust account.

We respectfully advise the Staff that we have revised the Registration Statement (page 108) to bind such transferees by the listed restrictions and agreements, as well as to clarify that the transferees will not have rights to the funds in the trust account. We further inform the Staff that the placement shares will be legended and subject to transfer restrictions, and that the transfer agent will maintain separate registers for the placement shares and the public shares.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

Personal Holding Company Status, page 127

11.	If you could become subject to the additional PHC tax, please disclose if there would be any impact on the amounts available in your trust account and include appropriate risk factor disclosure.

We have revised the Registration Statement (page 129) pursuant to the Staff’s comment in the new risk factor disclosure referenced in our response to comment 2.

Allocation of Purchase Price and Characterization of a Unit, page 127

12.	We note the disclosure that the “holder of a unit must allocate the purchase price paid by such holder for such unit between the one share of Class A common stock and the one half warrant based on the relative fair market value of each at the time of issuance.” Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.

In response to the Staff’s comment, we have added the requested disclosure to the Registration Statement (page 129).

*     *     *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq. and Joshua Englard, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

PROPTECH ACQUISITION CORPORATION

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Co- Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP